Exhibit 10.24.8
COMMITMENT LETTER
October 5, 2005
This commitment letter (the “Commitment Letter”) is intended to set forth the results of discussions between Merrill Lynch Mortgage Lending, Inc. (“MLML”), and Ashford Hospitality Trust, Inc., and Ashford Hospitality Limited Partnership (collectively, “Sponsor”), relating to the financing of the Properties (as defined herein), as more particularly set forth below. We are pleased to inform you that MLML (including all required credit committees) has approved a loan to Borrower (as defined below) up to a maximum principal amount of $210,800,000.00, subject to the terms and conditions that follow. The following sets forth the terms and conditions upon which Lender will make the Loan:

Loan Amount:	Up to $210,800,000. At Lender’s discretion, all or a portion of the Loan Amount will be added to three of the loans advanced in connection with the $370 million acquisition financing of the CNL portfolio funded by Merrill Lynch to affiliates of Sponsor on June 17, 2005 (the “Prior Financing”), it being understood that only the Prior Financing loans secured by pools 1, 2, and 3 (the “Remaining CNL Pools”) will be so increased. Lender, in its discretion, may divide the Loan Amount and the outstanding balance of the loans secured by the Remaining CNL Pools among four or more Loans.

Lender:	MLML, or an affiliate (“Merrill Lynch”), its successors, transferees and assigns.

Borrower:	Each Borrower shall be a single purpose, bankruptcy remote entity organized under United States law acceptable to Merrill Lynch and meeting rating agency criteria (collectively, “Borrower”), controlled directly or indirectly by Sponsor.

Properties:	10 hotel properties (excluding the office building located on the site of the Embassy Suites Palm Beach) located in various cities and states as set forth on Exhibit A (the “New Properties”) and the properties in the Remaining CNL Pools (collectively, the “Properties”). It is currently anticipated that loans resulting from the advance of the Loan Amount and the reconfiguration of the Remaining CNL Pools will be configured as set forth on Exhibit B (the “Loans”).

Loan Term:	The term of Loans in the amount of approximately $192,485,000 (expected to be Loans 1 and 6 as set forth on Exhibit B) shall be coterminous with the Prior Financing (i.e., the maturity date shall be July 1, 2015), and approximately $294,625,000 of Loans (which are expected to be Loans 2, 3, and 7 as set forth on Exhibit B and are hereinafter referred to as the “Extended Loans”) shall have a term expiring on February 1, 2016. In other words, all of the Loan Amount is expected to have a maturity date of February 1, 2016, and approximately $83,825,000 of the Prior Financing will be extended from July 1, 2015 to February 1, 2016. All hedge breakage costs and other costs and expenses incurred by Merrill Lynch in connection with extending the term on the Extended Loans shall be borne by Borrower, provided that Borrower may compensate Merrill Lynch for such breakage costs by accepting an increase in the Interest Rate on the Extended Loans.

Interest Rate:	Interest on the Loan Amount shall be calculated by adding 72 basis points (the “Spread”) to the sum of the bid side yield of the on-the-run 10-year Treasury bond plus the mid-market Swap Spread interpolated to the maturity of the Loan at the time Borrower locks the coupon with Merrill Lynch in accordance with the Rate Lock section below.

Interest will be calculated on an actual/360 basis. The Interest Rate shall be subject to change, based on variations in, among other things, treasury rates, swap rates,

swap spreads, and spreads in the generic CMBS fixed rate markets, until the earlier to occur of (i) the date on which the Borrower locks the coupon with Merrill Lynch in accordance with the “Rate Lock” section below and (ii) the funding of the applicable portion of the Loan Amount.

With respect to any loans currently secured by the Remaining CNL Pools that Lender elects to increase in accordance herewith, the amended and restated Loans will have an interest rate equal to the weighted average of the existing interest rates on the principal balances of such loans prior to being increased (as adjusted pursuant to the Early Rate Lock Agreement to account for the extension of the maturity date thereon, if applicable) and the Interest Rate locked in accordance herewith on the applicable portion of the Loan Amount. In addition, the Interest Rate on the Extended Loans shall be increased in order to compensate Merrill Lynch for all breakage costs incurred Merrill Lynch in connection with the extension of the term on the Extended Loans, as set forth above (unless Borrower elects to reimburse Merrill Lynch for such costs in cash at closing) as well as for the higher yield on longer term debt instruments. ML reserves the right to re-allocate coupon among the Loans.

Rate Lock:	Lender will lock the Interest Rate on the Loan Amount (or a lesser amount at Borrower’s option) upon receipt by Lender of a good faith deposit equal to 2% of the Loan Amount and the execution by Sponsor of Lender’s standard rate lock agreement, as modified to reflect the reconfiguration of the Loans and extension of the Extended Loans. Upon receipt of such good faith deposit and rate lock agreement, Lender will hedge the Loan. Sponsor shall be responsible for all hedge carrying costs. The good faith deposit, less the cost of the hedge, shall be refunded to the Borrower at closing.

Amortization:	Interest only period co-termininous with Prior Financing interest only period (i.e., 5 years from the closing of the Prior Financing), 25 year amortization schedule thereafter.

Anticipated Closing Date:	Borrower and Lender shall use commercially reasonable efforts to fund the full Loan Amount on or about October 12, 2005, provided that Lender agrees that it will fund the Loan Amount in up to three stages as Sponsor obtains the release of the New Properties from the liens of certain existing mortgages. Notwithstanding the foregoing, Sponsor agrees that at least Loans 1 and 6 (as described on Exhibit B) must close no later than October 12, 2005, in order to accommodate Lender’s securitization schedule.

Fees and Expenses:	Borrower will be required to pay no origination fee.

Merrill Lynch will be entitled to: (i) the Initial Deposit (as defined below), (ii) a Loan Underwriting Fee of $25,000, and (iii) reimbursement of its out-of-pocket expenses (including without limitation reasonable fees and expenses of third party due diligence consultants and legal counsel), incurred in connection with this transaction whether or not it actually closes (the “Lender Expenses”).

Borrower will be directly responsible for payment of any additional fees incurred by Borrower in connection with the origination of the Loan (e.g., Borrower’s counsel, transfer and mortgage recording taxes, brokers’ fees, title, survey, etc.).

“Initial Deposit” shall be equal to $450,000. The Initial Deposit shall not impose any obligation on the Lender, except that the Initial Deposit, less any Lender Expenses, shall be returned to the Borrower upon closing or if the closing of the Loans fails to occur for reasons beyond Borrower’s control. Lender acknowledges receipt of the Initial Deposit.

Initial Underwritable Cash Flow/Minimum DSCR:	At closing, the New Properties shall provide an Initial Underwritable Cash Flow (the “Initial UCF”), as determined by Lender and using applicable rating agency criteria, of at least $21.58 million (assuming a Loan Amount of $210,800,000) and the New Properties shall provide a minimum DSCR of 1.40x. Based on information provided to date, Merrill Lynch confirms that Initial UCF is equal to $21.58 million.

“DSCR” shall be defined as the ratio of (i) Net Cash Flow (defined below) divided by (ii) annual debt service due on a Loan assuming a 25-year amortization period.

“Net Cash Flow” shall be defined as the trailing 12-month net operating income from the applicable Properties, adjusted as determined by Lender for stabilized occupancy and average daily rates and for projected fixed costs (“NOI”), less (i) management fees equal to the greater of 3% of gross revenues per annum and the actual in place management fees payable under the applicable management agreements, (ii) FF&E reserves equal to greater of 4% of gross revenues per annum and the amount required to be reserved under the applicable management agreements, and (iii) actual in place franchise fees payable under the applicable franchise agreements. The calculation of NOI and Net Cash Flow shall be determined by Lender in its reasonable discretion.

Security:	Each Loan will be secured by a pool of the Properties selected by Lender and reasonably acceptable to Sponsor. Prior to Securitization Lender may require a reallocation of Properties and/or principal balances among the Loans and/or a bifurcation of the Loans into smaller Loans secured by sub-pools of the Properties. The Loans may or may not be cross-collateralized with each other at Lender’s option prior to Securitization and Loans securitized in the same Securization may remain crossed at Lender’s option. The collateral pools will be selected by Lender, based upon diversification of geography, flag and performance. Security for each Loan will include, but not be limited to, the following:
1.	Perfected first priority mortgage liens on the Borrower’s fee and leasehold interests in the Properties;

2.	A pledge of 100% of the equity ownership interest in the owner(s) of the Properties (only if required by Lender in connection with the creation of a mezzanine loan at the time of a Securitization);

3.	A perfected first priority security interest in any reserve accounts, including the tax and insurance escrow account, FF&E Account and Cash Management Account;

4.	Assignment of all leases and rents.

Nonconsolidation Opinion:	A Nonconsolidation Opinion acceptable to Lender from an independent counsel reasonably acceptable to Lender will be required.

Management:	Management of each New Property shall be conducted pursuant to a management agreement with Remington Lodging & Hospitality LP (“Manager”). Manager shall enter into a subordination agreement acceptable to Lender and shall deliver to Lender an estoppel certificate satisfactory to Lender. Lender reserves the right to remove management of the Properties if the following events occur:
1.	Upon a continuing event of default under the Loan documents, an event of default or failure to achieve performance hurdles set forth in the management agreement (after notice and cure rights to the extent provided in the management agreements) and/or any franchise agreements;

2.	For items including, but not limited to, fraud, gross negligence, willful misconduct or misappropriation of funds; or

3.	If Borrower changes the property manager or franchise affiliate without Lender’s prior approval.

Notwithstanding the foregoing, the properties currently in the Remaining CNL Pools shall continue to be managed by affiliates of Marriott in accordance with the management agreements and subordination agreements currently in place.

Cash Management Account:	Borrower shall deposit all cash receipts into local bank accounts acceptable to Lender (the “Local Accounts”), and shall direct all rent, credit card and other payments/revenues other than cash receipts directly into a lockbox account at a bank acceptable to Lender, which may be JP Morgan-Dallas (the “Lockbox Account”). All amounts in the Local Accounts shall be swept twice per week to the Lockbox Account. All amounts in the Lockbox Account shall be swept daily to a cash management account selected by Lender (the “Cash Management Account”). Lender will control the Lockbox Account and the Cash Management Account and monies in the account shall be applied by Lender with the following priority: (i) monthly interest payment and any required reserve account deposits due to Lender pursuant to the Loan Documents, (ii) other amounts, if any, due Lender under the Loan documents, and (iii) prior to a Loan default, the balance to be paid to Borrower. Lender will receive a first priority pledge of the Lockbox Account and the Cash Management Account as additional security for the Loan.

Notwithstanding the foregoing, cash management with respect to the Properties currently in the Remaining CNL Pools shall continue under the cash management procedures agreed upon at the time of the Prior Financing.

Prepayment:	The Loans will be locked out from prepayment, except during the 60 days prior to maturity, when the Loans may be prepaid in full without penalty. Notwithstanding the foregoing, as provided for in the Prior Financing, after the second anniversary of Securitization (as defined below) of each Loan (the “Defeasance Lockout Period”), Borrower may defease the Loan in whole (or in part as set forth below); prior to the Defeasance Lockout Period Borrower may prepay each Loan in whole subject to payment of a prepayment premium equal to the greater of yield maintenance or 1%.

Partial Defeasance:	After the Defeasance Lockout Period, each Loan may be defeased in part and any one or more of the underlying Properties may be released and replaced with U.S. treasury securities in the amount of 125% of the aggregate allocated loan amounts of the Property(ies) to be released (which allocated loan amounts shall be agreed upon by Sponsor and Merrill Lynch prior to closing), provided that Borrower complies with standard defeasance provisions for loans of this type, including the requirement that after such partial defeasance the DSCR on the applicable Loan is equal to or greater than the DSCR at the time of closing and immediately prior to such partial defeasance and the requirement that after such partial defeasance the RevPAR penetration for the Properties secured by the applicable Loan is equal to or greater than the RevPAR penetration at the time of closing and immediately prior to such partial defeasance (“Standard Defeasance Provisions”).

Property Substitutions:	Borrower shall be permitted to substitute up to 50% of the Properties (by allocated loan amount) securing each Loan provided that, among other things, (1) no event of default exists, (2) the market value and net operating income of each substitute Property are equal to or greater than that of the replaced Property, (3) after the substitution the DSCR on the applicable Loan is equal to or greater than the DSCR at the time of closing and immediately prior to such substitution, (4) Borrower obtains Lender consent not to be unreasonably withheld or delayed prior to a Securitization and a rating agency confirmation letter after Securitization, and (5) Borrower delivers an acceptable REMIC opinion.

Merrill Lynch has agreed to Borrower’s request to permit the release of the East Tower of the Radisson Fort Worth from the collateral upon satisfaction of the certain conditions to be contained in the Loan documents, including without limitation (i) the successful conversion of the West Tower to a Hilton having an appraised value greater than $28.9 million (or Borrower has posted cash collateral for the difference up to $5 million), (ii) the achievement by the Loan secured by such Hilton of a DSCR equal to at least the greater of (a) the DSCR of such Loan immediately prior to such conversion and (b)1.40x, and (iii) if such Loan has been Securitized, a rating agency confirmation letter. Borrower will be permitted to undertake such conversion provided that Borrower presents satisfactory evidence that the conversion process will not adversely affect the annual DSCR of the Loan secured by such Property or posts a cash reserve or letter of credit satisfactory to the Lender.

Permitted Transfers:	The Properties securing a Loan, and/or direct or indirect equity interests in the applicable Borrower, may be transferred without payment of an assumption fee, provided that, among other things, (1) a new non-consolidation opinion is delivered to Lender, and such non-consolidation is in substantially the same form and has substantially the same substance as the non-consolidation opinion delivered at closing, (2) all entities required to be single-purpose entities at closing remain single-purposes entities under criteria established by the rating agencies, (3) Borrower provides 30 days advance written notice to Lender of such transfer, (4) Borrower obtains Lender consent not to be unreasonably withheld or delayed and, after a Securitization, a rating agency confirmation letter, and (5) no event of default exists.

Borrower Requests:	In the instance a Borrower intends to effectuate a transaction that is not permitted under the Loan documents, Borrower shall be required to pay a maximum fee of $10,000 plus any reasonable out-of-pocket expenses to Lender or any loan servicer in connection with obtaining the consent of Lender or such servicer.

Replacement Reserve:	An initial amount will be deposited into a reserve account equal to 125% of any deferred maintenance or environmental remediation costs as determined by new third party studies, provided that all amounts so deposited will be returned to Borrower upon completion of the required deferred maintenance work and/or environmental remediation. A replacement reserve equal to the greater of 4% of gross revenues per annum and the amount required to be reserved under the applicable management agreements (the “Replacement Reserve Account”) will be established and funded monthly from excess cash flow. The Replacement Reserve will be available to Borrower for reimbursement of FF&E and capital expenditures incurred. In addition to the Replacement Reserve, Ashford Hospitality Limited Partnership shall provide a payment and completion guaranty, in form and substance acceptable to Lender, for any items identified in property improvement plans.

Ground Rent, Taxes and Insurance Escrow:	Borrower will be required to reserve, on a monthly basis, an amount equal to one-twelfth of (i) all annual ground rent, (ii) all annual tax bills and (iii) the annual insurance premium(s) for the Properties.

Recourse Carveouts:	Borrower will execute Lender’s standard non-recourse carveout guaranty consistent with the Prior Financing.

Loan Recourse:	Consistent with the Prior Financing, Lender’s recourse in the event of a default will be limited to Lender’s security interest in the Properties and to Borrower’s interest therein; provided, however, that Borrower shall be personally liable for all standard carveouts, including without limitation, damages arising from (i) any fraud or willful misrepresentation, (ii) misapplication or misappropriation of insurance proceeds, condemnation proceeds, tenant security deposits, rents and any other funds due Lender under the Loan documents, (iii) damage to any Property resulting from gross negligence or intentional acts, (iv) if sufficient cash flow exists, failure to pay taxes or other Property related liens. In addition, the Loan will become fully recourse to Borrower if (a) Borrower or any related entity interferes with Lender’s pursuit of any remedy provided under any of the Loan documents, (b) any or all of the Properties become an asset in a voluntary bankruptcy or insolvency proceeding, (c) all or any part of any Property (including the removal of any equipment) or ownership interest in all or any part of any Property or Borrower is transferred in violation of the Loan documents or (d) violation of the single-purpose bankruptcy remote status of Borrower.

In addition, Borrower will execute a hazardous waste indemnity.

Insurance:	Borrower will be required to maintain “all-risk” perils insurance (including terrorism coverage), business interruption and liability insurance including flood, windstorm and earthquake insurance if a Property is located in a flood, hurricane or earthquake zone, as applicable, acceptable to Lender.

Third Party Reports:	In addition to other customary closing items, Lender must receive a satisfactory MAI appraisal (in accordance with FIRREA standards) demonstrating a loan-to- value ratio of 75% for the New Properties, and environmental and engineering reports, or acceptable updates to existing reports (all commissioned by Lender in the name of Lender, its respective successors, transferees and assigns) for the New Properties prior to closing of the Loans.

Additional Encumbrances:	Borrower will not be permitted to further encumber the Properties while the Loan is outstanding, except as approved by Lender.

No Additional Indebtedness:	Borrower may not incur any indebtedness other than the Loans during the term thereof and the owner of Borrower may not pledge any direct or indirect interest in Borrower to secure any financing during the term of the Loans. Notwithstanding the foregoing, provided that the DSCR on a Loan is greater than 1.5x and the Loan-to-value ratio on such Loan based on new appraisals is not more than 70%, then the owner of the applicable Borrower may incur mezzanine indebtedness such that the ratio of total indebtedness (i.e., Loan plus mezzanine loan) does not exceed 75% and the all-in DSCR does not exceed 1.40x, subject to receipt of a rating agency confirmation letter; provided further that in connection with the sale of any Property or Properties where the purchaser assumes the applicable Loan in accordance with the “Permitted Transfers” section above, the applicable Borrower or Sponsor may provide mezzanine financing to the purchaser in an amount which, when taken together with any other financing obtained by such purchaser, does not exceed 90% of the sale price, subject to receipt of Lender consent prior to a Securitization and a rating agency confirmation letter after a Securitization.

Ground Lease:	With respect to all or any part of any Property owned by Borrower in leasehold, the relevant ground lease(s) shall be acceptable to Lender and shall be in compliance with rating agency underwriting standards and guidelines. Borrower shall be required to obtain an estoppel certificate acceptable to Lender from the applicable ground lessor(s).

Other Covenants:	The Loan documents will include standard covenants for secured loans of this type, as Lender may require, including, without limitation, financial reporting covenants, covenants regarding insurance, due on sale and due on encumbrance covenants, covenants prohibiting changes to the governing documents of Borrower, budget approval covenants, covenants prohibiting amendments to the Property management agreement without Lender’s consent, standard provisions and reserves for loans secured by office buildings with respect to the office building located on the site of the Embassy Suites Palm Beach and covenants regarding the bankruptcy remote special purpose status of Borrower. The Loan documents will be based on the documents executed in connection with the Prior Financing, and three of the Loans will be evidenced by amended and restated Prior Financing documents.

Cooperation:	Lender intends to sell all or a portion of the Loans by certificates, participations, securities or pari passu notes evidencing whole or component interests therein, through one or more public or private offerings (each a “Securitization”). Borrower and Sponsor shall cooperate with Lender and its affiliates in connection with any such transaction, including, without limitation:
1.	Separating any of the Loans into two or more separate notes and/or participation interests including, but not limited to, pari passu notes or separate senior and junior notes, participations or components. Such notes or components may be assigned different interests rates, so long as the initial weighted average of such rates equals the Interest Rate as of the closing of the Loan.

2.	Entering into any amendments or modifications to the Loan documents (including to re-allocate the principal amounts among one or more of the Loans and/or to re-arrange the pools serving as collateral for the Loans and/or to split the Loans into smaller Loans secured by sub-pools of the collateral) which may be requested by Lender or any rating agency provided same do not modify: (i) the Interest Rate; (ii) the stated maturity date of the Loan; (iii) the amortization of the principal amount; (iv) any other material economic terms of the Loan; and (v) any other provision, the effect of which would increase Borrower’s obligations or decrease Borrower’s rights under the Loan documents.

3.	Borrower will provide such legal opinions, cooperate in good faith with Lender in effecting securitization of a portion of or the entire Loan and provide other information necessary for Lender to make the offered certificates saleable in the secondary market and to obtain ratings from two or more rating agencies selected by Lender.

Conditions Precedent:	Funding of the Loan would be subject to, among other things: (i) satisfactory completion of due diligence on the Properties, Borrower and Sponsor (ii) no material adverse change in the fair market value of the Properties or the financial condition of Borrower and Sponsor prior to closing, (iii) completion and execution of acceptable Loan documentation, consistent with the terms hereof and materially consistent, to the extent applicable, with the Prior Financing, and (iv) the absence of any material disruption or material adverse change in current financial, banking or capital market conditions that, in the sole reasonable judgment of Lender could materially impair the satisfactory syndication of the Loan. Lender has received final approval by Lender’s loan committee.

Acceptance:	By signing below, Sponsor acknowledges that Merrill Lynch is issuing this Commitment Letter at the request of Sponsor and Sponsor commits to use its best efforts to cause Borrower to consummate the Loan in accordance herewith. Notwithstanding anything contained herein to the contrary, it is agreed that this Commitment Letter is subject to the terms and conditions set forth herein and that Merrill Lynch shall have no obligation to fund the Loan unless all of the terms and conditions contained herein are fully satisfied as determined by Merrill Lynch. This commitment shall automatically expire if the closing of at least one of the Loans in the amount of not less than $160,490,000 (including debt supported by at least 3 New Properties) has not closed by October 12, 2005, and the remainder of the Loans have not occurred by December 15, 2005, unless extended in writing by Merrill in its sole discretion. Time is of the essence with respect to all dates set forth herein. This Commitment Letter shall be kept confidential, shall not be reproduced or disclosed, and shall not be used by Sponsor or Borrower other than in connection with the transaction described herein.

MERRILL LYNCH MORTGAGE LENDING, INC.

By:	/S/ ROBERT J. SPINNA, JR.

Name: Robert J. Spinna, Jr.
Title:

ACCEPTED AND AGREED TO AS OF THIS 13th DAY OF OCTOBER, 2005:

ASHFORD HOSPITALITY TRUST, INC.

By:	/S/ DAVID A. BROOKS

Name: David A. Brooks
Title: Chief Legal Officer

ASHFORD HOSPITALITY LIMITED PARTNERSHIP

By: Ashford OP General Partner LLC

By:	/S/ DAVID A. BROOKS

Name: David A. Brooks
Title: Chief Legal Officer

Exhibit A – The New Properties

1	Historic Inns Annapolis	MD
2	Crowne Plaza Beverly Hills	CA
3	Radisson Ft. Worth	TX
4	Embassy Suites Houston	TX
5	Radisson Indianapolis Downtown	IN
6	Crowne Plaza Key West	FL
7	Sheraton Minneapolis	MN
8	Hilton Nassau – Houston	TX
9	Hilton St. Petersburg	FL
10	Embassy Suites Palm Beach (excluding office building)	FL

Exhibit B – Loan Pools

			Loan
Property Name	City	State	Amount
Pool 1
Residence Inn Orlando Sea World	Orlando	FL	$36,470,000
Crowne Plaza Key West	Key West	FL	$29,475,000
Sheraton Minneapolis	Minnetonka	MN	$19,575,000
Residence Inn Cottonwood	Salt Lake City	UT	$14,700,000
Courtyard Overland Park	Overland Park	KS	$12,620,000
Historic Inns Annapolis	Annapolis	MD	$12,850,000
Courtyard Palm Desert	Palm Desert	CA	$11,350,000
Residence Inn Palm Desert	Palm Desert	CA	$11,750,000
SpringHill Suites University Research Park	Charlotte	NC	$6,300,000
SpringHill Suites Durham Airport	Durham	NC	$5,400,000

Subtotal			$160,490,000
Pool 6
TownePlace Suites Mt. Laurel	Gaithersburg	NJ	$5,640,000
TownePlace Suites Silicon Valley	Gaithersburg	CA	$4,075,000
TownePlace Suites Portland	Gaithersburg	ME	$4,950,000
TownePlace Suites Boston	Gaithersburg	MA	$2,325,000
TownePlace Suites Ft. Worth	Gaithersburg	TX	$4,625,000
TownePlace Suites Miami Airport	Gaithersburg	FL	$4,778,000
TownePlace Suites Miami Lakes	Gaithersburg	FL	$5,602,000

Subtotal			$31,995,000
Pool 2
Courtyard Reagan Airport	Crystal City	VA	$34,505,000
Radisson Indianapolis Downtown	Indianapolis	IN	$27,225,000
Embassy Suites Palm Beach	Palm Beach Gardens	FL	$18,525,000
Hilton St. Petersburg	St Petersburg	FL	$19,565,000
Hilton Nassau — Houston	Houston	TX	$15,825,000

Subtotal			$115,645,000
Pool 3
Crowne Plaza Beverly Hills	Los Angeles	CA	$32,025,000
Radisson Ft. Worth	Fort Worth	TX	$24,050,000
SpringHill Suites Gaithersburg	Gaithersburg	MD	$15,680,000
Courtyard Ft. Lauderdale	Ft. Lauderdale	FL	$15,000,000
SpringHill Suites Centreville	Centerville	VA	$9,150,000

Subtotal			$95,905,000
Pool 7
Residence Inn Fairfax	Falls Church	VA	$23,850,000
Residence Inn Sorrento Mesa	San Diego	CA	$21,375,000
Courtyard Irvine Spectrum	Foothill Ranch	CA	$14,000,000
Embassy Suites Houston	Houston	TX	$13,050,000
Courtyard Alpharetta	Alpharetta	GA	$10,800,000

Subtotal			$83,075,000

Hotel Portfolio Total			$487,110,000